SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of May, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco and Unibanco Holdings
Highlights - 1Q08 Consolidated Results

Performance

Unibanco’s net income reached R$741 million in 1Q08, up 27.5% when compared to 1Q07. In the same period, operating income was R$1,133 million, up 21.3% from 1Q07. Annualized return on average equity (ROAE) reached 27.0% in 1Q08.

Highlights – Balance Sheet

Unibanco’s total assets reached R$156.2 billion, up 35.6% when compared to March 31, 2007. This evolution is explained mainly by the R$19.2 billion increase in total loans, mostly in payroll loans, auto loans, credit cards and Small and Medium Enterprises (SME) portfolio.

The loan portfolio increased 7.7% in the quarter, reaching R$66,153 million in March 2008. In the past 12 months, Unibanco’s total loans increased 40.7%, higher than the Brazilian Financial System (31.1%) . Retail portfolio increased 49.0% in 12 months, with highlight for growth in auto loans, 94.6%, SME, 49.6%, own portfolio of payroll loans, 42.8%, and credit cards, 39.2% . Wholesale portfolio grew 29.3% in the last 12 months, as a result of the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

Unibanco’s risk management policy, along with the increase in lower risk portfolios, has provided a continuous asset quality improvement, reflected in the decreasing ratio of non performing loans (credits overdue by 60 days or longer that do not accrue interests) over total loans, as shown in the graph below:

Highlights – Results

The financial margin before provision for loan losses was R$2,840 million in 1Q08, up 18.0% from the same period last year, and surpassing the amount in 4Q07. This evolution is mostly explained by a higher credit volume.

Unibanco’s total personnel and administrative expenses posted a 3.4% decrease in 1Q08 from 4Q07, mainly due to the seasonal effects in the period. Considering companies under Unibanco’s direct management, personnel and administrative expenses increased 7.5% when compared to 1Q07, largely due to the Retail business expansion, and the wage increase. As a consequence of operational efficiency management, the efficiency ratio reached 45.3% in 1Q08 vis-à-vis 48.6% verified in 1Q07, a 330 b.p. improvement. In the same period, the cost to average assets ratio also favorably decreased from 5.0% to 3.8% .

Investment Banking

Unibanco announced the new Investment Banking structure, which will handle origination, structuring, distribution, and research. The new structure will enlist two new executives: Eleazar de Carvalho Filho, who will head the business unit, and Eduardo Gentil, both with extensive experience in the Brazilian and international financial sectors.

Stocks

Unibanco’s market capitalization, based on the Unit closing quotation of R$25.12, on May 7, 2008, is R$35.1 billion.

Awards

Unibanco’s investor relations website was awarded, for the eighth consecutive year, as Top 5 IR Websites in Latin America. Considering the global ranking of Banking and Financial Services websites, Unibanco maintained the second position in the ranking.

Ratings

Recently, Standard & Poor’s upgraded the long-term foreign-currency rating of Unibanco to investment grade.

IIA Certification

Recently, Unibanco’s Internal Auditing received the Quality Assessment Certification from the Institute of Internal Auditors (IIA), entity represented in Brazil by the Brazilian Institute of Internal Auditors (AUDIBRA). Unibanco was the first Brazilian company to have its Internal Auditing certified with the IIA Quality Assessment.

Sustainability

Unibanco and IFC (International Finance Corporation) signed an agreement to establish a line of credit of US$75 million to help develop Unibanco’s clients’ sustainability-oriented business activities. The project is the first sustainability-related transaction with a domestic-owned bank in Brazil.

The earnings conference call will take place tomorrow, May 9, at 9:00 a.m.(Eastern Time) in Portuguese, and at 11:00 a.m.(Eastern Time) in English.

For additional information and to download the complete documents, please access Unibanco's Investor Relations website. www.ir.unibanco.com

Please note that this is an English version. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

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  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 08, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.